RALLY

Bill of Sale

As of February 27, 2021

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Heritage Auctions (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#LJKOBE
Description:	2002 LeBron James High School Game Worn Sneakers Gifted by Kobe Bryant.
Total Acquisition Cost:	$ 156,000.00
Consideration: Cash (%) Equity (%) Total	$ 156,000.00(100%) $ 0 (0%) $ 156,000.00(100%)